Contact

www.linkedin.com/in/cdfrew
(LinkedIn)
www.workforcegenetics.com
(Company)
www.biobuzz.io (Blog)

Top Skills

Biotechnology
Sales Leadership Training
Recruitment Training

Honors-Awards

Rookie of the Year Award
Hunters Arrow Award
Division Growth Arrow

Publications

Making the Move from Academia to
Industry
Who Cares What People Think of
the New Brand - "The BioHealth
Capital Region"
Biotech Mergers & Acquisitions
Were Red Hot In Maryland This
Summer
Formula for Success with a
Technical Recruiter
2013 BioMaryland Employment
Report

Chris Frew

Helping life science employers attract & hire top talent. Building a
skills-based hiring & #community platform to equitably expand the
life science workforce & grow careers. <><> #MadeInBaltimore
Baltimore, Maryland, United States

Summary

Recruiting & #Storytelling #TalentEngagementVirtual Hiring
Solutions for Biotech Companies | #TalentAttraction

Workforce Genetics is a recruiting and employer brand consulting
firm giving you the competitive edge you need to win the war for
talent. Designed for the specific needs of startups and growth-stage
companies, we help you build employer branding, marketing, and
recruiting solutions that fuel your growth and attract top talent.

It's more important than ever to tell your story, promote your culture
& evangelize your brand to compete for the top talent and retain
them. The #futureofwork is forever changing and we're on the front
lines to help guide our clients to achieve successful talent and
communications strategies.

I run BioBuzz Media (www.biobuzz.io), the only trade publication
100% dedicated to the news, stories jobs and events in the
#BioHealthCapitalRegion (Maryland-DC-Virginia). Let us help tell
your story to our large, highly targeted biotech audience.

I have more than a decade of experience in the talent and
recruitment industry where I have successfully lead teams in both the
corporate and non-profit sectors with clients that range from startups
through fortune 100 Big Pharma and Technology companies.

"The reasonable man adapts himself to the world; the unreasonable
one persists in trying to adapt the world to himself. Therefore, all
progress depends on the unreasonable man." ~ George Bernard
Shaw

SPECIALTIES: Executive leadership & Strategy, Collaboration,
Strategic Partnerships, Online Communities, Digital Engagement,

Marketing, Training, Team building, Management, Human Capital Optimization, Consulting, Business Development, Workforce Development, employment branding.

Experience

ScienceWerx
Board Member
September 2023 - Present (3 months)
Frederick, Maryland, United States

ScienceWerx is a 501c(3) non-profit organization designed to accelerate the commercialization of technologies for the betterment of humankind. We have created an ecosystem to address the many issues of bringing products to market. This includes access to capital, technology transfer offices, groups of industry-trained professionals, the vast incubator system, and facilities explicitly designed with commercialization in mind.

Bridging the gap between research and the commercialization of science-related technologies and leveraging the enormous amount of intellectual property at federal and academic laboratories to solve real-world health and quality-of-life issues.

BioBuzz
Founder
May 2009 - Present (14 years 7 months)
Maryland

BioBuzz Media is a news, media, events and workforce community organization exclusively for the Bioscience industries. We attract a highly engaged audience online and in person in a casual setting where you can build strong relationships, discuss current events, learn about local companies and above all have a good time. Our mission is to bring the biotech community together and help build a stronger, more connected bioscience industry & workforce in our region.

BioBuzz is supported by our annual sponsors MedImmune, Immunomic Therapeutics, Johns Hopkins Montgomery County Campus, TEDCO, CRB, We Work For Health, Viela Bio and BHI, as well as the support from other local organizations and members to help sponsor our monthly events.

Visit us at www.biobuzz.io

Workforce Genetics
CEO
January 2018 - Present (5 years 11 months)
Baltimore, Maryland Area

Workforce Genetics is a recruiting and marketing firm for companies in the trades, technology or biotech industries. Organizations rely on us for solutions that range from retained search, contingent recruitment, digital marketing, employer branding, and content development. Our ultimate goal is to leave you with the right tools and strategies to attract, engage and retain the very best talent.

UMD Blockchain Accelerator
Inaugural Cohort Startup Participant
March 2022 - Present (1 year 9 months)
Maryland, United States

1 of 8 Participating Companies in the inaugural UMD Blockchain Accelerator program. Maryland Smith's new Blockchain Accelerator, led by the Supply Chain Management Center and the Dingman Center for Entrepreneurship, merges the university's best capabilities in computer science, engineering and business. The 45-day program culminates in a Demo Day where participating companies will have an opportunity to pitch to investors.

ISPE Chesapeake Bay Area Chapter
Board Member: Membership & Marketing Committee Chair
September 2018 - Present (5 years 3 months)
Rockville, MD

The Chesapeake Bay Area Chapter of ISPE was established in 1994 to meet the needs of the growing pharmaceutical and biotech industries in the region. Today, the chapter continues to support the local biopharma industry with more than 350 members in the biomanufacturing, quality, regulatory, facilities, equipment, and research fields (among others). We provide education, training and networking events to members and non-members to grow our industry and the workforce.

Visit www.ispe-cba.org to join us at our next event or become a member.

Why you should join:
- We are the largest local professional association of in-house biopharma engineers and scientists

- The MAST Showcase each spring attracts more than 80 companies showcasing their innovations and career opportunities
- Our Young Member events help you build your network early in your career and expand your industry knowledge
- The Women In Pharma group is one of our fastest growing segments that hosts multiple events a year
- Custom educational events throughout the year will keep you on the top of your field with the most cutting-edge technologies and regulatory requirements
- WE HAVE FUN TOGETHER - Community is at the heart of what we do, so we not only want to provide you with the network and education you need for your career but give you a community that you enjoy being a part of.

Breezio
Vice President Sales
May 2015 - October 2017 (2 years 6 months)
Rockville, MD

Breezio is redefining online communities for membership organizations and learning communities. Our team has spent the last twenty years building communities and developing robust collaboration platforms for hundreds of thousands of people worldwide.

Something magical happens when people are empowered to work together in collaborative environments. Breezio's mission is to serve researchers by helping you accelerate discoveries by bringing experts together to solve some of the world biggest problems.

Together we'll achieve breakthrough collaborations.

Learn more at www.breezio.com

Venture Partners
Management Consultant
February 2015 - January 2017 (2 years)
Management advisory services and solutions for technology and life science organizations, major research universities and institutions, health care systems (ACO's, Physician Networks, hospitals, medical facilities, point-of-care physicians), Foundations and Associations.

We offer an array of solutions with a primary goal of helping you to advance competitiveness, meet your organizational objectives and generate revenue through leveraging innovations in:

* Lab Operations
* Cost containment
* Operational efficiency
* Bio-health informatics
* Technology
* Strategic partnerships

Tech USA
10 years 3 months

Vice President
January 2013 - March 2015 (2 years 3 months)

• Provide hands on recruiting leadership, client management and new business development to ensure the success of multiple sales and recruiting teams in the Mid-Atlantic region.
• Achieved profitability and growth based on sound strategy, deep market knowledge, customer service and detailed attention to financials.
• Exceeded forecasts and grew Division revenue by more than 300% over the past three years
• Achieved double digit growth by managing a tactical approach to capturing new business while more efficiently delivering to over 50 unique existing clients.
• Actively engage key executives and managers at biopharmaceutical companies to provide consultative sales approach and advise on their hiring strategy, the labor market, and the development of job requirements in order to most efficiently attract and hire the right talent.
• Designed and executed strategies for capturing and delivering for large national accounts across multiple markets

Divisional Director - Scientific/Clinical Solutions
January 2005 - December 2012 (8 years)
Rockville, MD

TechUSA is a niche staffing firm servicing the Scientific/Biotech, Technical and Defense industries. We provide our clients with a high level customer service through our dedicated attention and custom staffing solutions. As trusted business partners to our clients and dependable agents to our candidates

TechUSA has become one of the fastest growing privately held staffing companies in America over the past two years.

Account Executive

February 2006 - September 2009 (3 years 8 months)

TechUSA is a niche technical staffing firm and in 2006 I launch the Scientific Division to service the staffing needs within the Biotech, Pharma and Life Science industries.

Technical Recruiter

January 2005 - February 2006 (1 year 2 months)

Managed full life cycle recruitment for technical jobs with multiple customers. Specialized in field service, IT, applications, engineering positions.

Center for Minority Achievement in Science and Technology

Board Member, Vice Chairman

December 2008 - December 2010 (2 years 1 month)

CMAST brings together stakeholders from education, business, government, and community to address the issues that affect minority participation in STEM disciplines to meet the challenges of preparing minorities for the workforce demands of the 21st century.

• Advised on programs, operations and business strategy to increase participation and

• Conducted outreach to local technology executives to fundraise for operating capital and programs

• Program development, marketing and management of several STEM roundtable events.

• Maintain up to date knowledge on STEM education and workforce issues and initiatives through Federal and State Reports, legislation, events, industry experts and other briefings

• Attend regular regional STEM events to represent CMAST and continue to grow my subject matter expertise

• Established, administered and grew the STEM DC LinkedIn group to over 2,000 members who actively engage in online discussions and promotions on STEM topics.

─────

Education

Towson University

BS, Business Marketing · (2000 - 2004)

Calvert Hall College High School

High School Diploma, Academic · (1994 - 1997)